Exhibit 18
June 22, 2009
The Board of Directors
The J. M. Smucker Company
Strawberry Lane
Orrville, Ohio 44667
Dear Directors:
Note A of the Notes to the consolidated financial statements of The J. M. Smucker Company (the Company) included in its Form 10-K for the year ended April 30, 2009 describes a change in the method of accounting from the last-in, first-out (LIFO) inventory costing method to the first-in, first-out (FIFO) inventory costing method for the Company’s retail coffee inventories. There are no authoritative criteria for determining a ‘preferable’ inventory costing method based on the particular circumstances; however, we conclude that such change in the method of accounting is to an acceptable alternative method which, based on your business judgment to make this change and for the stated reasons, is preferable in your circumstances.
Very truly yours,
/s/ Ernst & Young LLP